

May 1, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Bitcoin Trust (BTC)**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 12, 2024**
> **File No. 001-41906**

Dear Michael Sonnenshein:

We have reviewed your filing and response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any reference to prior comments are to comments in our April 5, 2024 letter.

Revised Preliminary Information Statement on Schedule 14C

Trading Between the Record Date and the Distribution Date, page 19

1. Please provide us with a comparison of how the trading of GBTC and BTC Shares between the Record Date and the Distribution Date would compare with a typical corporate spin-off transaction. In particular, please explain why there will be no regular-way market for GBTC Shares or when-issued market for BTC Shares. Please also discuss how this impacts your no sale analysis under Section 2(a)(3) of the Securities Act.

Creations and Redemptions Between the Record Date and the Distribution Date, page 20

2. We note that the description of the Basket calculation in this section excludes the BTC Bitcoin Portion for the period between the Record Date and the Distribution Date. Please tell us how this description is consistent with the disclosure in your prospectus for your continuous offering of GBTC Shares. Please also tell us whether and to what extent your NAV, Principal Market NAV or any other metrics or calculations will be modified during

the period between the Record Date and Distribution Date.

Summary Unaudited Pro Forma Financial Information, page 21

3.   We note your response to prior comment 1 and your pro forma financial information beginning on page 21. Please address the following:
   •   Revise the third paragraph of your introduction to the unaudited pro forma financial statements to reflect the current requirements of Rule 11-02 of Regulation S-X. In this regard, pro forma financial statements are no longer limited to adjustments that are directly attributable to the transaction for which pro forma effect is being given, being factually supportable and, with respect to a statement of comprehensive income, expected to have a continuing impact; and
   •   We are unable to recompute all the amounts presented in your pro format financial statements based on the descriptions in the summary. Revise your presentation to include notes for all pro forma adjustments that clearly explain the assumptions underlying the calculations for the adjustments and to separately present transaction accounting adjustments versus management's adjustments. Refer to Rules 11-02(a)(6)(i), 11-02(a)(7) and 11-02(a)(8) of Regulation S-X.

Incorporation of Certain Information by Reference, page 25

4.   We note your response to prior comment 7 that Exchange Act Rule 12b-23(c) permits you to incorporate by reference the filings of the BTC Trust, including the BTC Trust Registration Statement, to satisfy the requirements of Item 13 of Schedule 14A in this filing. However, we note that Exchange Act Rule 12b-23(c) states, "[a]ny document or part thereof filed with the Commission . . . may be incorporated by reference *as an exhibit* to any statement or report filed with the Commission by the same or any other person" (emphasis added). Since there is no exhibit provision for Schedule 14C, it does not appear that you may incorporate the BTC Trust Registration Statement by reference into your filing. Please revise to provide the disclosures, as appropriate and required, in the information statement on Schedule 14C.

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets